VOCALTEC COMMUNICATIONS LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                                               November 15, 2004

     Notice is hereby given that the Annual General Meeting of Shareholders of VocalTec Communications Ltd. (the "Company") will be held at the offices of VocalTec Communications Inc., 2 Executive Drive, Suite 592, Fort Lee, New Jersey 07024 on November 15, 2004 at 11:30 a.m. Eastern Standard Time. The agenda for the meeting is as follows:

          1. To receive Management's report on the business of the Company for the year ended December 31, 2003.

          2. To appoint Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, as the independent public accountants of the Company for the year ending December 31, 2004 and for such additional period until the next Annual Shareholders' Meeting, and to authorize the Board of Directors, upon prior approval of the Audit Committee of the Board, to fix the remuneration of the accountants.

          3. To re-elect Mr. Lior Haramaty and Mr. Douglas M. Dunn as Class I directors to the Board of Directors of the Company.

          4. To elect Ms. Michal Even-Chen as an External Director of the Company (as such term is defined in the Israeli Companies Law).

          5. Subject to the election of Ms. Michal Even-Chen as an External Director by the Company's shareholders, to approve the compensation terms to be granted to her in such capacity.

          6. To approve certain termination terms of Mr. Ami Tal, a director of the Company, from his service as Executive Vice President of Global Sales of the Company.

          7. To amend Article 4 of the Articles of Association of the Company so as to effectuate an increase in the authorized share capital of the Company from NIS 300,000 to NIS 500,000, such that following such increase, the authorized share capital of the Company shall be comprised of 50,000,000 Ordinary Shares, par value NIS 0.01 per share.

          8. To transact such other business as may properly come before the meeting or any adjournment thereof.

     Shareholders of record at the close of business on October 7, 2004 will be entitled to notice of and to vote at the meeting. Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy as promptly as possible in the enclosed pre-addressed envelope.

                                            By Order of the Board of Directors,

                                            VocalTec Communications Ltd.

                                            Dr. Elon Ganor
                                            Chairman of the Board of Directors


October 12, 2004

                          VOCALTEC COMMUNICATIONS LTD.
                                 2 Maskit Street
                             Herzliya, 46733, Israel

                              --------------------

                                 PROXY STATEMENT

                              --------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                                               November 15, 2004

     This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares"), of VocalTec Communications Ltd., a company organized under the laws of the State of Israel (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on November 15, 2004 at 11:30 a.m. Eastern Standard Time at the offices of VocalTec Communications Inc., 2 Executive Drive Suite 592, Fort Lee, New Jersey 07024 or at any adjournment thereof.

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy. In the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted in favor of all of the proposed resolutions to be presented to the Meeting. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.

     Only shareholders of record at the close of business on October 7, 2004 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about October 15, 2004 and will be solicited chiefly by mail; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. A copy of the Company's Annual Report for the year ended December 31, 2003, is mailed to the shareholders together with this Proxy Statement and can also be found on the Internet at www.vocaltec.com.

     Shareholders may vote shares directly held in their name in person at the meeting. If a shareholder wants to vote in person at the meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.

     On October 7, 2004 the Company had outstanding 15,024,523 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more than 33% of the voting power of the Company, will constitute a quorum at the Meeting. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


     The following table sets forth certain information as of October 7, 2004, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all Directors and officers as a group:




Names                                                          Number of Shares       Percent
-----                                                          ----------------       -------

Deutsche Telekom A.G. ....................................     2,300,000              15.3%

La Cresta International Trading Inc. (1)..................     1,425,550               9.5%

All directors and officers as a group (2).................     2,332,184              15.5%




---------------

(1) Dr. Elon Ganor, Chairman of the Board of Directors and Chief Executive Officer of the Company, and Mr. Ami Tal, Executive Vice President of Global Sales and a Director of the Company, each own 50% of the outstanding voting shares of La Cresta and therefore may be deemed to beneficially own the ordinary shares held by La Cresta. Dr. Elon Ganor and Ami Tal are brothers-in-law. The 1,425,550 ordinary shares set forth in the table include, in addition to the ordinary shares held by La Cresta of record, also 340,000 and 138,000 options for ordinary shares held by Dr. Elon Ganor and Mr. Ami Tal, respectively, that are exercisable within 60 days of the date stated above; and 7,500 ordinary shares held by Dr. Ganor.

(2) Includes (i) 949,634 ordinary shares for which options granted to officers and directors of the Company are exercisable within 60 days of the date stated above, (ii) 940,050 ordinary shares held by La Cresta, which may be deemed to be beneficially owned by Dr. Ganor and Mr. Tal,
        (iii) 7,500 ordinary shares held by Dr. Ganor; and (iv) 425,000 ordinary shares held by Mr. Lior Haramaty. Does not include 232,566 ordinary shares for which options granted to officers and directors of the Company are outstanding but are not currently, or within 60 days, exercisable.


ITEM 1 -- CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2003

     The Company's Annual Report for the year ended December 31, 2003 is mailed to the Company's shareholders together with this Proxy Statement. The Company's Consolidated Financial Statements for the year ended December 31, 2003 are included in such report. At the Meeting, the Chairman of the Board of Directors will review the Management's report on the business of the Company for the year ended December 31, 2003, as presented in the Company's Annual Report for the year ended December 31, 2003 and will answer appropriate questions relating thereto.


ITEM 2 -- PROPOSAL TO APPOINT THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS

     The shareholders shall be requested to appoint the accounting firm of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, as the independent public accountants of the Company for the year ending December 31, 2004 and for such additional period until the next Annual Shareholders' Meeting and to authorize the Board after prior approval by the Board's Audit Committee to fix the remuneration of the accountants. Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, and Luboshitz Kasierer, an Affiliate Member of Ernst & Young International have audited the Company's books and accounts for the year ended December 31, 2003.

     It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

          "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, as the Company's independent public accountants for the fiscal year ending December 31, 2004 and for such additional period until the next Annual Shareholders' Meeting, be, and it hereby is, approved, and that the Board of Directors be, and it hereby is, authorized, upon prior approval of the Audit Committee of the Board, to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services."


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

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to appoint the Company's independent public accountants. The Audit Committee of the Board of Directors approved the appointment of the Company's independent public accountants. The Board of Directors recommends that the shareholders vote "FOR" the appointment of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global as the Company's independent public accountants and the authorization of the Board of Directors, upon prior approval of the Audit Committee of the Board, to fix the remuneration of the accountants.


ITEM 3 -- ELECTION OF DIRECTORS

     Article 38 of the Company's Articles of Association provides that the number of Directors shall be not less than 2 and not more than 14. The Company's Board of Directors is classified into three classes of Directors as follows:
Class I Directors whose term of service expires on the annual shareholders meeting held in 2004, Class II Directors whose term of service expires on the annual shareholders meeting held in 2005 and Class III Directors whose term of service expires on the annual shareholders meeting held in 2006. In addition, external directors appointed under the requirements of Israeli law serve for a term of three years which, with respect to the current external director, will expire in July 2006. Currently, Mr. Lior Haramaty and Mr. Douglas M. Dunn are Class I Directors. The term of the Class I Directors will expire at the Meeting and successor Class I Directors shall be elected at the Meeting. The Board of Directors recommends that at the Meeting Mr. Lior Haramaty and Mr. Douglas M. Dunn be re-elected to serve as Class I Directors until the annual general meeting of shareholders to be held in 2007 and until respective successors are duly elected and qualified.

     Mr. Lior Haramaty is a co-founder of the Company and was a major contributor in creating and propelling the Internet Telephony industry. Mr. Haramaty served as director since the Company's inception in 1989 and held multiple executive positions until mid 2000. Currently he serves as a consultant to various companies, including StructuredWeb at which he also serves as a board member, and is the co-founder and CEO of Designfenzider, a New York based design firm.

     Mr. Douglas M. Dunn has served as director since January 2000. Mr. Dunn, former Vice President of Visual Communications and Multimedia Strategy at AT&T, has spent 26 years at the telecommunications and multimedia company where his business acumen spanned both the commercial sector and research arenas at Bell Laboratories. Mr. Dunn was former Dean of Carnegie Mellon University's Graduate School of Industrial Administration.

     It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

          "RESOLVED that the following nominees, currently serving as directors of the Company, be elected to the Board of Directors to serve according to the period of the class as follows:

          Mr. Lior Haramaty and Mr. Douglas M. Dunn classified as Class I Directors shall serve until the annual general meeting of the shareholders to be held in 2007 and until their respective successors are duly elected and qualified."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to reelect the foregoing nominees as directors. It is the intention of the persons appointed as proxies in the accompanying proxy to vote "FOR" the election of the Directors named above as Class I Directors unless specifically instructed to the contrary. Should either Director become unavailable for election to the Board of Directors at the Meeting, the persons appointed as proxies will have discretionary authority in that instance to vote the proxy for a substitute. The Board of Directors knows of no current circumstances that would render either Director named herein unable to accept nomination or election.



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

ITEM 4  PROPOSAL TO ELECT AN EXTERNAL DIRECTOR

     Under the Israeli Companies Law -- 1999 (the "Companies Law"), a publicly traded company must appoint two External Directors (as such term is defined in the Companies Law) to serve on the Company's Board of Directors. To qualify as an External Director, an individual may not have, and may not have had at any time during the previous two years, any "affiliations" with the company or its "affiliates," as such terms are defined in the Companies Law. In addition, no individual may serve as an External Director if the individual's position or other activities create or may create a conflict of interest with his or her role as an External Director. For a period of two years from termination of office, a former External Director may not serve as a director or employee of the company or provide professional services to the company for compensation.

     The External Directors are required to be elected by the shareholders. The term of an External Director is three years and may be extended for an additional three years. All of the External Directors of a company must be members of its audit committee and each other committee of a company's Board of Directors must include at least one External Director.

     One of our former External Directors resigned from office for personal reasons and therefore only one External Director, Mr. Yoav Chelouche, currently serves on our Board of Directors. The Board of Directors recommends that the following nominee be elected as an External Director to the Board of Directors at the Meeting, to serve for a period of three (3) years.

     Ms. Michal Even-Chen served until the end of 2003 as Vice President Business Development of Bezeq Ltd., Israel's national telecommunications company, and was also the driving force and executor on Bezeq's part of the creation of the venture capital fund Stage-one. Subsequently, Ms. Even-Chen served for two years as Chairwoman of the fund's Investment Committee. She also represented Bezeq on the Investment Committee of Eurofund, a fund managed by Federman Enterprises. Prior to her positions at Bezeq, Ms. Even-Chen was Vice President of Marketing for 012 Golden Lines, a telecom and internet provider. She previously held the position of Head of the Strategy Department in Bezeq Ltd., and earlier worked in the Budget Department of the Ministry of Finance of the State of Israel, supervising Water and Sewage.

     It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

          "RESOLVED that Michal Even-Chen be elected to the Board of Directors to serve as an external director for a period of 3 years."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the election of the aforementioned nominee, provided that either (i) such a majority includes at least a third of the shareholders present who do not qualify as Controlling Shareholders (as such term is defined in the Israeli Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. The Board of Directors recommends that the shareholders vote "FOR" the election of Michal Even-Chen as an External Director of the Company.


ITEM 5  COMPENSATION OF EXTERNAL DIRECTOR

     Under the Companies Law, the terms of compensation to Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval. Under the Companies Law and the regulations promulgated thereunder, all of the External Directors of the Company are required to receive the same compensation in such capacity and such compensation is subject to various limitations and maximum amounts set forth in the regulations. The terms of compensation of the Company's existing External Director have been previously approved by the Company's shareholders and accordingly, identical terms are required to be implemented with respect to the newly elected External Director.

     Subject to the election of Ms. Even-Chen as an External Director at the Meeting, it is proposed that the shareholders approve compensation to Ms. Even-Chen, including the grant of up to 60,000 options under the Company's stock option plan, all in amounts and terms that are identical to the terms of compensation previously approved for the Company's current External Director and presented at the Meeting.

     It is proposed that an Ordinary Resolution substantially in the form described below be adopted at the Meeting:

          "RESOLVED that the terms of compensation to Ms. Even-Chen, in her capacity as an External Director, including the grant of up to 60,000 options under the Company's stock option plan, as presented at the meeting and on identical terms to the compensation terms granted to the Company's existing External Director, be and they hereby are approved."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to approve the terms of compensation of Mr. Even-Chen. The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolution to approve the terms of compensation of Ms. Even-Chen.


ITEM 6 PROPOSAL TO APPROVE CERTAIN TERMINATION TERMS OF MR. AMI TAL, A DIRECTOR OF THE COMPANY

     Under the Companies Law, the terms of compensation to Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval. Mr. Ami Tal, who is a director of the Company, has also served as Executive Vice President of Global Sales of the Company. The Company and Mr. Tal jointly decided to end Mr. Tal's service as Vice President of Global Sales of the Company. It is proposed that, without limitation of Mr. Tal's employment terms as previously approved by the shareholders, the shareholders shall approve any additional termination terms of Mr. Ami Tal, as shall be approved by the Company's audit committee, compensation committee and Board of Directors prior to the Meeting and presented at the Meeting.

     It is proposed that an Ordinary Resolution substantially in the form described below be adopted at the Meeting:

          "RESOLVED that termination terms of Mr. Ami Tal approved by the Company's audit committee, compensation committee and Board of Directors prior to the meeting and presented at the meeting, which terms are in addition to those previously agreed to with Mr. Tal and previously approved by the shareholders, be and they hereby are approved."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to approve the termination terms of Mr. Ami Tal. The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolution to approve the termination terms of Mr. Ami Tal.


ITEM 7 -- INCREASE IN THE COMPANY'S AUTHORIZED SHARE CAPITAL

Article 4 of the Company's Articles of Association provides that the authorized share capital of the Company is three hundred thousand New Israeli Shekels (NIS 300,000) divided into thirty million (30,000,000) Ordinary Shares, par value NIS
0.01 per share. Article 5 of the Company's Articles of Association allows the Company to increase its authorized share capital from time to time, by way of an Ordinary Resolution of the shareholders. The Board of Directors believes that in order to ensure greater flexibility in pursuing future transactions involving the Company's share capital, such as financing transactions, it is advisable to increase the authorized share capital of the Company.

     It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

          "RESOLVED, to amend Article 4 of the Articles of Association of the Company so as to effect an increase in the authorized share capital of the Company from NIS 300,000 to NIS 500,000, such that following such increase, the authorized share capital of the Company shall be NIS 500,000 and shall be comprised of 50,000,000 Ordinary Shares, par value NIS 0.01 per share."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval


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

of the resolution to increase the authorized share capital of the Company. The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolution to increase the authorized share capital of the Company.


                                 OTHER BUSINESS

     Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

     Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.


                                          By order of the Board of Directors,

                                          /s/  Dr. Elon Ganor

                                          Dr. Elon Ganor
                                          Chairman of the Board of Directors

Herzliya, Israel
October 12, 2004














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